UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                         ALLEGHENY TELEDYNE INCORPORATED
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   017415 10 0
                       -----------------------------------
                                 (CUSIP Number)

         Jon D. Walton, Esq., Senior Vice President, General Counsel and
                   Secretary, Allegheny Teledyne Incorporated
          1000 Six PPG Place, Pittsburgh, PA 15222-5479 (412) 394-2836
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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


1.  NAME OF REPORTING PERSON                                  Richard P. Simmons
                                                              ------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS                                                          N/A
                                                                             ---

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.
                                                                          ------

       NUMBER OF                7.  SOLE VOTING POWER                 16,380,560
        SHARES                                                        ----------
     BENEFICIALLY               8.  SHARED VOTING POWER                        0
       OWNED BY                                                                -
        EACH                    9.  SOLE DISPOSITIVE POWER             8,294,160
      REPORTING                                                        ---------
     PERSON WITH               10.  SHARED DISPOSITIVE POWER                   0
                                                                               -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     16,380,560
                                                                      ----------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [X]
                                                                             ---

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.3%
                                                                            ----

14.      TYPE OF REPORTING PERSON                                            IN
                                                                             --




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


1.  NAME OF REPORTING PERSON                                  Dorothy P. Simmons
                                                              ------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS                                                          N/A
                                                                             ---

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  U.S.A.
                                                                          ------


        NUMBER OF             7.  SOLE VOTING POWER                            0
         SHARES                                                                -
      BENEFICIALLY            8.  SHARED VOTING POWER                          0
        OWNED BY                                                               -
         EACH                 9.  SOLE DISPOSITIVE POWER               8,086,392
       REPORTING                                                       ---------
      PERSON WITH            10.  SHARED DISPOSITIVE POWER                     0
                                                                               -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      8,086,392
                                                                      ----------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     4.1%
                                                                             ---

14.  TYPE OF REPORTING PERSON                                                 IN
                                                                              --



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


Item 4 of the statement on Schedule 13D dated August 21, 1996, as amended, filed by Richard P. Simmons ("Mr. Simmons") and Dorothy P. Simmons ("Mrs. Simmons")(together, the "Reporting Persons"), is hereby further amended in its entirety to read as follows.


Item 4.  Purpose of Transaction.

     See Items 3 and 5(c).

     Each of the Reporting Persons holds the securities reported in Item 5(a) for personal estate planning and investment purposes. Each of the Reporting Persons, as an ATI stockholder, will periodically review and evaluate the market for ATI Common Stock, the Company's business, prospects and financial condition, general economic conditions, other opportunities available to each of the Reporting Persons, and each of the Reporting Persons' personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, one or both of the Reporting Persons may determine to increase or decrease his, her or their investment in ATI Common Stock through purchases or sales in the open market, gifts or otherwise.

     In accordance with the foregoing, at the date of this Amendment No. 2 Mr. Simmons intends to purchase additional shares of ATI Common Stock in the open market.

     In addition, Mr. Simmons receives compensation for his services as an officer of the Company in the form of shares of ATI Common Stock.

     In the performance of his duties as Chairman, President and Chief Executive Officer of the Company, Mr. Simmons expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals, however, would be subject to consideration and approval by the Board of Directors of the Company.









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



                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  August 31, 1998                  /s/Richard P.Simmons
                                        ------------------------------
                                        Richard P. Simmons
                                        Individually and as Attorney-
                                        in-Fact for Dorothy P. Simmons
                                        pursuant to Exhibit E
                                        (previously filed;
                                        incorporated by reference)





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

                                  EXHIBIT INDEX
                                  -------------


Exhibit                    Description

A   *     Agreement and Plan of Merger and Combination dated as of
          April 1, 1996, as amended and restated, among Allegheny Teledyne Incorporated, Allegheny Ludlum Corporation, ALS Merger Corporation, Teledyne, Inc., and TDY Merger, Inc.

B   *     Irrevocable Proxy and Voting Agreement of Joint Holders
          dated July 8, 1988, by and between Richard P. Simmons and Dorothy P. Simmons

C   *     Affiliate Agreement, dated August 15, 1996, between
          Richard P. Simmons and Allegheny Teledyne Incorporated

D   *     Irrevocable Proxy and Voting Agreement dated March 12,
          1997, by and between Richard P. Simmons and Dorothy P.
          Simmons

E   *     Joint Filing Agreement and Power of Attorney dated March
          12, 1997,  by and between Richard P. Simmons and Dorothy
          P. Simmons


-------------------
*    Previously filed.



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